UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of
The Securities Exchange Act of 1934

March 7, 2005 (March 7, 2005)
Date of Report (Date of earliest event reported)

NATIONAL-OILWELL, INC.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	1-12317 (Commission File Number)	76-0475815 (IRS Employer Identification No.)

10000 Richmond Avenue Houston, Texas (Address of principal executive offices)	77042 (Zip Code)

Registrant’s telephone number, including area code: 713-346-7775

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events.

      On March 7, 2005, National-Oilwell, Inc., a Delaware corporation (“National-Oilwell”), and Varco International, Inc., a Delaware corporation (“Varco”), announced that, based upon a review of stockholder proxies returned to the companies to date, they expect to close the previously-announced merger of the two companies on the afternoon of March 11, 2005, promptly after receipt of approval of the merger by their respective stockholders. Special meetings of the stockholders of each company to approve the merger have been scheduled for the morning of Friday, March 11, 2005.

      The companies have received notice from the U.S. Department of Justice that it has concluded that it will not challenge the proposed transaction or require divestitures. All other material regulatory approvals that are necessary prior to closing have either been received or the associated review period has expired.

      The foregoing description is qualified in its entirety by reference to the press release, which is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Item 9.01. Financial Statements and Exhibits.

(c)	Exhibits.

99.1	Joint Press Release dated March 7, 2005

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 7, 2005	NATIONAL-OILWELL, INC.
/s/ Steven W. Krablin
Steven W. Krablin
Senior Vice President and Chief Financial Officer

Exhibit Index

Exhibit
Number	Description
99.1	Joint Press Release dated March 7, 2005